1 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Auxilium Pharmaceuticals, Inc. SEC File No.: 000-50855 Date: August 7, 2014 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call EVENT DATE/TIME: AUGUST 07, 2014 / 12:30PM GMT

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. C O R P O R A T E P A R T I C I P A N T S Adrian Adams Auxilium Pharmaceuticals, Inc. - President & CEO Keri Mattox Auxilium Pharmaceuticals, Inc. - SVP, IR & Corporate Communications Jim Fickenscher Auxilium Pharmaceuticals, Inc. - CFO Mark Glickman Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing C O N F E R E N C E C A L L P A R T I C I P A N T S Michael Yee RBC Capital Markets - Analyst Eric Schmidt Cowen and Company - Analyst Gary Nachman Goldman Sachs - Analyst Annabel Samimy Stifel Nicolaus - Analyst Joseph Schwartz Leerink Partners - Analyst Mario Corso Mizuho Securities - Analyst Difei Yang R.F. Lafferty Co. - Analyst David Friedman Morgan Stanley - Analyst P R E S E N T A T I O N Operator Good day, ladies and gentlemen, and welcome to the Q2 Auxilium Pharmaceuticals, Inc., earnings conference call. My name is Stephanie and I will be your operator for today. (Operator Instructions) I would now like to turn the call over to Mr. Adrian Adams, Chief Executive Officer and President. Please proceed, sir. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you, Stephanie. Good morning, everyone, and thank you for joining us for Auxilium's webcast to discuss our second-quarter 2014 financial results, portfolio performance, and priorities for the remainder of 2014. With me this morning is Chief Medical Officer James Tursi, Executive Vice President of Sales and Marketing Mark Glickman, Chief Financial Officer Jim Fickenscher, and Senior Vice President of Investor Relations and Corporate Communications Keri Mattox. Before I proceed I would like to ask Keri to say a few opening remarks. Keri Mattox - Auxilium Pharmaceuticals, Inc. - SVP, IR & Corporate Communications Thank you, Adrian. Earlier today we issued a press release summarizing our financial results and key achievements for the quarter ended June 30, 2014, which can be found on our website at Auxilium.com. Additionally, I would like to remind everyone that we have a slide presentation to accompany our conference call this morning, which also can be viewed at our website. If you are listening to this call on your telephone, you may access the synchronized slide deck on our website by choosing the link on our webcast page that says click here to listen. During today's call we will be making forward-looking statement based on our current expectations. These statements are subject to certain risks and uncertainties which can be found in our SEC filings, on our website, or at SEC.gov, and which are provided in more detail on slide 2 of the accompanying presentation, all of which I urge you to review in detail.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. While these forward-looking statements represent our views as of today, they should not be relied upon as representing our views in the future. We may update these statements in the future, but we are not taking on an obligation to do so. Please also note that this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed merger, QLT has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT. The Form S-4 has not yet been cleared effective by the SEC and is not completed and will be further amended. After registration statement has been declared effective by the SEC, QLT and Auxilium will mail the definitive joint proxy statement prospectus to their respective stockholders. You should review materials filed with the SEC carefully, as they will include important information regarding the proposed merger. With that, I will turn the call back over to Adrian. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you, Keri. This is a time of tremendous potential opportunity and ongoing transformation for Auxilium. We continue to drive the launches of innovative new treatments, work to grow our core products, and manage our mature testing franchise. Additionally, we anticipate closing our merger transaction with QLT in the fourth quarter of this year. This makes 2014 another year of change and growth for the Company. And with this progress we continue to work towards moving closer to achieving our goal of increasing value and realizing the potential of Auxilium for our shareholders. With that, let's turn to slide number 4, where you will find the agenda for this morning's call. We will begin with our recent quarter progress, specifically the announced merger with QLT, and how we feel it could create an enhanced platform for growth for Auxilium. We will then discuss our financial and commercial performance, followed by a summary of Auxilium's strategic priorities and upcoming milestones. Finally, we will open up the call for your valued questions. Let's look at slide number 5 and discuss how we are executing our multiphase growth strategy. We believe the merger with QLT is an important step in Auxilium's strategic transformation, creating a North American specialty biopharmaceutical company and a more compelling growth platform from which we can drive long-term value creation. Auxilium's strong foundation has been built up over the past 15 years, marked by targeted innovation and the successful commercialization of two core products, Testim and Xiaflex for Dupuytren's contracture. In 2013 we executed on Phase 1 of our strategic plan. With the acquisition of Actient and the in-licensing of Stendra for erectile dysfunction, we expanded our product portfolio from only two to 12 products. This not only diversified our product portfolio, but also helped to establish Auxilium as a leader in the men's healthcare area. Now in 2014 we are executing on Phase II of our strategy. We believe the merger with QLT creates a more competitive growth platform and provides us with the financial and corporate profile to accelerate our transformation. It also expands Auxilium's geographic footprint across North America and continues our product and therapeutic area diversification, in this case in ophthalmology and the orphan drug space. During our next phase of growth in 2015 and beyond we plan to further build out our men's healthcare portfolio and establish new specialty therapeutic areas. We expect to leverage our commercial expertise, competitive platform, and financial resources to aggressively pursue partnering and strategic M&A opportunities. Now for a review of our second-quarter financial performance I will turn it over to Jim. Jim? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Thank you, Adrian. Let's begin on slide number 6. Please note that my comments this morning will discuss our results on a non-GAAP basis. I encourage all of you to review the appendix accompanying the presentation for a reconciliation of the non-GAAP financial measures to the closest GAAP financial measures and our reasoning as to why we believe these non-GAAP measures are useful to investors. Total revenues for the three-month period ending June 30, 2014, were $83 million compared to $100.5 million for the second quarter of 2013. This 17% decrease was primarily due to a decrease in Testim and Testopel revenues, partially offset by an increase in Xiaflex and Stendra revenues, driven by the recent product launches in Peyronie's disease and erectile dysfunction, respectively.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Gross margin on net revenues was 64% for the second quarter of 2014 compared to 77% in 2013. The decrease was primarily due to $9.3 million in charges reported during the second quarter of 2014., the impact of a less profitable mix of product revenues, and a decrease in Testim (technical difficulty) resulting from a lower net selling price. The $9.3 million in charges taken during the second quarter included $7.4 million related to the launch of the Testim authorized generic. Specifically, a $6.7 million inventory charge related to excess Testim-branded inventory and $0.7 million in additional product return provision for Testim. We also booked $1.9 million in additional product return charges and provisions related to various Actient products. R&D and SG&A expenses for the second quarter of 2014 were $10.6 million and $58.9 million, respectively. The decrease in R&D spending compared to the second quarter of 2013 resulted principally from lower spending on Xiaflex Phase 3 clinical trials in Dupuytren's contracture and Peyronie's disease, and was partially offset by increased spending on the ongoing CCH Phase 2 trials for cellulite and Frozen Shoulder Syndrome. The increase in SG&A compared to the second quarter of 2013 was driven primarily by added expenses of the acquired Actient operations and an increase in marketing and advertising spend related to the January 2014 launches of Xiaflex for the treatment of Peyronie's disease and Stendra. Net loss for the second quarter 2014 was $21.8 million, or $0.44 per share, compared to net income of $11 million, or $0.22 per share, for the same period in 2013. As of June 30, 2014, we had $44.7 million in cash, cash equivalents, and short-term investments. On slide 7 let's provide some updates regarding our 2014 guidance. First, we are reaffirming key aspects of 2014 guidance including revenues of $380 million to $420 million, non-GAAP R&D expense of $40 million to $45 million, non-GAAP net interest expense of $20 million to $22 million, and non-GAAP net income of breakeven to a $15 million loss. We are updating our expectations on spending levels throughout the organization and believe that SG&A expense for the full year will now be in a range of $245 million to $250 million, rather than the previous guidance of $255 million to $260 million. As I noted earlier, the Company incurred a charge to cost of goods sold in the second quarter which, when combined with the mix of products sold, caused gross margin for the quarter to be lower in the second quarter than historical levels. While the ongoing gross margin for the balance of 2014 is expected to be in the 70% to 80% range, we believe the impact of the second quarter's gross margin will result in a full-year gross margin of 76% to 77%, rather than the previous guidance of 79% to 80%. Please note that this guidance does not take into account the effect of the Company's proposed merger with QLT. Let's look at slide number 8. Here you will see a non-GAAP snapshot of the anticipated 2014 and actual 2013 net revenues from all of the products across our portfolio, with the exception of Testim. We believe that discussing our revenue on a pro forma basis without Testim revenue provides investors with a useful tool to understand where management sees opportunity for future revenue growth. Importantly, what we see across that portion of our portfolio is a 66% expected growth rate in 2014 over 2013. While we will continue to address the TRT gel market challenges and manage Testim as a mature product, we believe this projected revenue growth represents an exciting future for Auxilium. With that, I will turn the call back over to Adrian. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you, Jim. In terms of diversifying and growing the Auxilium business, let's look at slide number 9. We have built a leadership position in men's healthcare and continue to see exciting momentum from our recent launches of Stendra and the Xiaflex for Peyronie's disease. We believe three other core products -- Testopel, edex, and Xiaflex for Dupuytren's contracture -- will also help to drive overall growth. We continue to manage Testim as a mature product and have recently launched its authorized generic in a proactive, strategic effort to gain broader and fuller access into the TRT gel market. Now in 2014 we are continuing to expand into new specialty therapeutic areas, potentially adding QLT's ophthalmology program and building a corporate growth platform that we believe will enable us to further diversify our research and development pipeline, product portfolio, and overall revenue return. Now let's turn to slide number 10 to look across the portfolio at the second-quarter performance. First, our TRT portfolio. As you know, we are managing Testim as a mature product and with our launch of its authorized generic in June this is now a product franchise that we believe has expanded access and a stronger competitive position. We have proactively executed on our AG strategy to address the confusing managed-care environment and the

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. continued downward pressure on the TRT gel market, which continues to shrink, demonstrating a year-to-date decline of 19%. We believe our launch of the authorized generic helps drive a full access strategy and that we have gained first-mover generic status, enabling us to penetrate further into the TRT gel market than we would have with the Testim-branded products alone. Let's look at slide number 11 to see how our strategy appears to be working. As of July 25, approximately six weeks after the launch of our AG, there has been strong initial traction with total US net revenues of $25.2 million. Of that total $11.9 million came from branded Testim and $13.3 million from our authorized generic. Overall, our Testim franchise has achieved a combined 14% share of new prescriptions in the TRT gel market. This is the highest level for Testim since the end of 2011 and is encouraging as it shows that we are increasing access. Importantly, we have seen approximately 10% of the switches to the Testim AG come from other branded gels and injectables. Also of note, we are seeing strong progress on the managed care front. Multiple plans have added an AG to their Tier 1 status and the AGs are already listed as prefer generic alternatives for 75% of covered lives. Finally, Upsher-Smith launched its branded product and its authorized generic to its branded testosterone product in early July and, nevertheless, we still continue to see very nice results for the Testim franchise. Here on slide 12 we will talk about Testopel. Testopel is an important product for Auxilium and we remain encouraged by its potential. Testopel, as you know, is the only FDA-approved, long-acting implantable testosterone pellet available. As you will recall, we saw a significant buy-in of approximately $12 million to $14 million in the first quarter in advance of the 15% price increase that went into effect on April 1. As a result, a second-quarter impact to Testopel was expected. In the second quarter we realized Testopel net revenues of $4.2 million. When you look at the first half of 2014 as a whole, Testopel is averaging approximately $18 million in net revenues per quarter. This is slightly lower than our average quarterly net revenues in the second half of 2013, which were approximately $21 million, excluding the $3 million to $4 million impact in the fourth quarter from our change in the distribution channel. We believe the decrease we are seeing in the first half of this year is due to the larger-than-expected delay in physician purchases during the pricing book reset process. This is underway with many resets completed late in the second quarter and we expect nearly all of them to be fully reset in the third quarter. Further, while we continue to hear directly from urologists about their support and continued use of TRT products, including Testopel, the overall TRT market dynamic could be a factor, although we don't think it is having the same impact as has been seen on the TRT gel market. Importantly, early in the third quarter of this year we have already seen evidence of a normalization of buying habits and we remain optimistic about Testopel's long-term growth potential. Now let's move on to our erectile dysfunction franchise. Moving on to slide number 13, Stendra is the first erectile dysfunction drug in nearly 10 years and we have launched it with a sophisticated and fresh marketing campaign. We believe that Stendra offers an exciting and distinct product profile that could impact the PDE5 market dynamics, given firstly its rapid effect; secondly, its ability to be taken with food and modest alcohol consumption; and, thirdly, it's favorable side effect profile. We believe this exciting product profile, paired with our focused and targeted marketing approach, has yielded strong early market success. Let's now turn to slide number 14. You will see how this profile is driving product sales, a total of $6.1 million in revenues in the second quarter. New prescriptions and total prescriptions continue to trend positively with total prescriptions hitting nearly 50,000 in the second quarter. Importantly, in the second quarter we not only increased the total number of prescribers by 99%, we also increased the productivity by prescriber by 62%. Further, our average pills per prescription continues to climb, now reaching five pills. A good sign that while we are continuing to utilize our three free pill prescriptions to start off new Stendra users, we are also getting closer to the industry average of approximately six pills per prescription. Overall, we are very pleased with this progress and with the favorable anecdotal feedback we've been receiving from leading urologists and primary care physicians about patient exposure and experience with Stendra. On slide number 15 you will see our progress in capturing share in the erectile dysfunction market. Stendra has already captured 3.2% of total prescriptions amongst our targets, according to the most recent IMS data released. These targets include the urologists and high-prescribing primary care physicians that write 45% of all PDE5 inhibitor prescriptions.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Overall, amongst all physicians Stendra has achieved a 1.4% market share for total prescriptions. We acknowledge that after a sharp uptake by the market, Stendra market share growth has slowed over the past one to two months, which is not unexpected for this type of product launch. We are currently developing and kicking off new commercial initiatives that we believe will enable us to reach a broader base of prescribers and patients and in turn grow that market share over time. Here on slide number 16 you will see that our prescription and switch data continue to trend nicely. Most importantly, please note the purple proportion of the bars in the chart on the left, which shows patients continuing on Stendra, those getting refills and staying on the drug over time. While it is still early, we are very happy to see that segment growing considerably from the first to the second quarter as we continue to build on launch momentum. You will also see in the pie chart on the right that patient switches continue to come from a broad range of competitive PDE5 products, mostly from Cialis and Viagra. In summary, we continue to be extremely encouraged by the launch of Stendra and its growth potential. Next let's look at edex. On slide number 17, we provide an overview of performance in the second quarter. We were very pleased to see the continued retail market share growth for edex now reaching almost 52% and total second-quarter revenues of $7.5 million. It is important to note that this continued growth in market share and an increase in revenues comes at a time when a competitive product has just been relaunched. We are encouraged by this traction and our ability to maintain edex's market leadership amongst injectable erectile dysfunction treatments. Next let's move on to Xiaflex. On slide number 18 we have outlined our US revenues in the second quarter of this year. We are delighted with our total of $26.3 million, up 75% from the second quarter of last year. This growth was driven predominantly by our launch in Peyronie's disease, but let's talk first about Xiaflex in Dupuytren's. Turning to slide number 19, the second quarter brought continued stable growth of Xiaflex in Dupuytren's contracture. Overall, our vial sales have climbed steadily with a 7% increase over the same period last year. Additionally, we continue to see solid and increasing market share for Xiaflex in Dupuytren's, hitting 29% year-to-date through May. Also, broadly and over time, we are seeing both increased awareness and demand for treatments for Dupuytren's contracture with an approximately 5% increase in procedures over the past 12 months. Moving on to slide number 20. As you know, in January we launched Xiaflex for Peyronie's disease, the first and only FDA-approved treatment proven effective for this condition. Here on slide number 21, we have updated the assessment of total patients diagnosed with Peyronie's disease using the most up-to-date claim statistics available. Based on all claims filed in 2013, there were 95,000 patients diagnosed with Peyronie's disease last year. Historically, our evaluation of patient charts showed that Peyronie's could be under diagnosed by 50% or more, but we are opting to focus on the formally diagnosed patient metrics as this is still a considerable and growing number. Within this patient population our initial launch strategy is focused on the approximately 5,000 to 6,500 patients who receive surgery or verapamil injections each year and the approximately 400 physicians who perform 90% of the surgeries. With this disciplined product rollout we are aiming to build a beachhead with those leading physician experts and then grow and expand Xiaflex penetration into the broader and we believe substantial Peyronie's disease market. Now turning to slide number 22, let's talk about our initial launch momentum with getting our target positions REMS certified. After great success certifying our first core group of 225 physicians, we've now expanded to our full Phase 1 and Phase 2 group of target urologists, which is now at a total of 432 physicians. As of June 30, we had already certified 380 of them or 88%. We are also pleased to see overall market and patient demand continuing to drive physician interest beyond our core targets. As of June 30, we successfully certified more than 1,100 total physicians and nearly 650 sites. Importantly, we are working closely with these physicians to ensure they have the support needed for a smooth and seamless product rollout and patient experience. You can see more patients' details on our next slide, slide number 23. You will see that as of June 30, 2014, we now have more than 3,500 Peyronie's patients submitted into our Auxilium Advantage white glove program. We are extremely pleased with this number as we believe it shows considerable continued patient demand for Xiaflex for Peyronie's disease and use of Auxilium Advantage, which is designed to assist patients in securing reimbursement approvals and streamlining the treatment experience. The chart indicates that almost 53% of patients where reimbursement decisions have been made we are seeing a very nice 93% approval rating, an improvement from our already high 86% rate at the end of the first quarter. To date we are also very pleased to report that all eight of the Medicare administrative contractors, or MACs, have confirmed Xiaflex for Peyronie's disease coverage. Additionally, 29 major commercial insurance plans, representing approximately 119 million insured lives and

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. approximately 73% of commercial health plan lives in the United States have approved patients seeking treatment, and in some cases, have already instituted formal policy changes. Finally, Xiaflex for Peyronie's disease is also a covered benefit at the VA and at TRICARE. Overall, we are encouraged by this significant coverage progress only seven months into the product launch and we will continue to keep you updated as we work towards securing additional coverage. Moving to slide number 24. You will see a chart that perhaps best illustrates our excitement around the very encouraging Xiaflex for Peyronie's disease product launch. Here we have mapped the Xiaflex files shipped to physicians in the first and second quarters for Peyronie's patient treatments, a total of 3,350. You will note that while 598 vials were shipped in the first quarter, in April alone we nearly matched all of those total first-quarter shipments. In May we hit 775 vials and in June we shipped nearly double our May total, hitting more than 1,400 vials shipped to physicians for patient treatment. The Xiaflex launch in Peyronie's disease is exceeding our initial expectations and we are very encouraged by its early traction with patients and top urologists. In conclusion, let's look at slide 25 for our upcoming priorities and milestones on what we are most excited about at Auxilium. We have outlined our key goals moving forward. First, we are going to work to drive growth from our product portfolio. The Xiaflex for Peyronie's disease launch momentum is a prime example. Second, we are looking forward to the PDUFA date for the Stendra 15-minute label expansion and Xiaflex for Dupuytren's contracture label expansion this fall. We also have important data expected in the fourth quarter of 2014 and the first quarter of 2015 for cellulite and Frozen Shoulder Syndrome, respectively. Third, we will be opportunistic around new corporate development and licensing opportunities, including aggressive partnering and M&A to maximize the benefits of the new platform provided by the QLT merger, which we will work to close successfully in the fourth quarter of this year. Fourth, and finally, we will endeavor to maintain financial discipline and manage financial performance. This continues to be an exciting and important time for Auxilium. We believe that in 2014 our broad and diverse product portfolio positions us as a leader in men's healthcare. We will continue to strategically invest into our assets to support our launches and our key products, and we will remain focused on executing our corporate strategy. We thank you for your continued interest and support. I would now like to open up the call for your valued questions. Stephanie, can you please give the instructions? Q U E S T I O N A N D A N S W E R Operator (Operator Instructions) Michael Yee, RBC Capital Markets. Michael Yee - RBC Capital Markets - Analyst Good morning, guys. Thanks. A couple questions. First on Peyronie's, just trying to make sure my math is right. It looked like, if I did out the vial numbers and multiply it by price, it was about an $8 million, $8.5 million of revenue in Peyronie's. Is my math right? Then when you look at the patients where that is coming from generating that revenue, where do you think they are coming from? What buckets out of that market slide? Just trying to find out if you're actually expanding the market or these are patients that already had surgery. What you know about those types of patients that are coming in? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Well, I think it's a very good question and it's difficult to get precise data on that. As we have mentioned, Michael, we have been focused on that population that encompasses surgeries and both the verapamil injections.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. There are two points I would like to make. I think we do not feel that the patients that have been generated so far are specifically all within that bucket. We believe that there's kind of a mix of patients that cover both those spectrums. In addition, I think this is one of the things that we have tried to make clear I think, there was kind of -- there have been questions over the course of time as to whether or not this represents a bolus of patients by one or two individual physicians. We are not seeing that, so we are very encouraged by that. Clearly the update statistics that we put in the slide deck this time, the 95,000 patients that were diagnosed in 2013, that's why we believe that things are going very well for us and that we believe that the opportunities moving forward are considerable as we broaden into the commercial opportunity into that broader spectrum of patients. So I think -- plus the data is not too precise. We believe that there is kind of a broad spectrum of patients that are being treated at this particular point in time. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Michael, with respect to your first question, obviously we don't provide revenues specifically by indication, but I think, looking at your math, the number of vials in a quarter times our WAC at 3,300-plus, you are probably in the right ballpark. But don't specifically give those numbers. Michael Yee - RBC Capital Markets - Analyst Okay, right, so I'm not going crazy yet. Then two last questions. One, you made a comment about the ED market having some slowdown there. You may have suggested that that is seasonal; maybe you could explain that a little bit better, why the market would actually be slowing. And then last question is you made a comment how you are trying to be aggressive with ED and in-licensing, etc. Is it unreasonable to think that that would not really be until you complete the QLTI transaction or you would actually do stuff still this calendar year? Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think I will take the last question and then I will ask Mark to comment on the first question as it relates to the ED market. As we have mentioned, I think from a corporate licensing perspective, one of our absolute focal points at the moment obviously is efforts to move towards closing the QLT merger. We are very excited about the platform that that creates. And most certainly I think we have referenced within our corporate evolution the fact that the Phase 3 of our plan as it relates to 2015 and beyond involves a very aggressive approach to partnering and looking for M&A opportunities. I think obviously -- and with a strong focus on revenue-generating opportunities. Most certainly I think in corporate development and licensing, as we talked about on several occasions, in the event that we see something over the course of the next number of months and as we move into 2015 that we think fulfills the goals of being strategic, financial, and in the interests of shareholders, then clearly we will take a look at that. But obviously our absolute priority at the moment is on executing with the portfolio that we have, executing in relation to the opportunities we see in research and development, and very specifically making sure that we have a successful closure of the QLT merger. And on the erectile dysfunction side --? Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing Yes, we have seen this single -- low single-digit decline in the PDE5 market for some time. We really attribute it to what we are seeing in a lot of the other markets as well, which is just more expensive, higher out-of-pocket for patients that's slowing down the overall market. And I think we see that with kind of our own demand being driven to coupons. So I think it's the overall market slowing down with the costs and out-of-pocket becoming higher overall, but that low single-digit decline has been stable for some time. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. That said, Michael, I think, as we should, we have been very encouraged by the Stendra traction we have had today. We acknowledge that there has been a little bit of slowing down in the market share growth, but we are quite encouraged by a number of the initiatives that we have in place. And the profile of the product that we have appears to be resonating quite well with physicians and, more importantly, with the patients that take it. Michael Yee - RBC Capital Markets - Analyst Thanks, guys. Operator Eric Schmidt, Cowen and Company. Eric Schmidt - Cowen and Company - Analyst Good morning and thanks for taking my questions. Just a few quick ones for Jim initially. Do you think there's any stocking of the Testim authorized generic in Q2 and might we see that come out in Q3? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Clearly, with the timing of the launch of the AG being in June, I'm sure that there is some portion of that revenue that is stocking. Maybe just a real quick recap on how we are going to book the revenues associated with this. Basically, we sell the Testim generic product to Prasco. We have a very small, modest margin on the units that we ship to them. We then, on a quarterly basis, get a profit split that comes from Prasco and that reflects basically the sales that they make to their customers into the pharmacies. We net out all the cost of goods and royalties, etc., to come to a net distributable profit, and we get a share of that and they keep a share of that. So that's what we booked in the second quarter. Yes, I'm sure that there is probably some amount of stocking but I think, and maybe Mark could address it, I think we've been pleased to see that there are continued repeat purchases from Prasco and from Prasco out to their customers. Eric Schmidt - Cowen and Company - Analyst Okay. Then on the milestone payment that you earned for filing in Japan, $10 million, is that lump-sum Q3 or is that going to be amortized? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO What will happen is, as we have done in the past, there will be a little bit of makeup recognition of that income and then the balance will be over the life of the agreement with Asahi. If you recall, it's similar to what we had the past with Pfizer where you basically will take from the beginning at the time till now that portion as a percentage of the total time of the contract. So there will be a little bit of a makeup in the revenue recognition, but then it will be amortized over the balance of the contract. Eric Schmidt - Cowen and Company - Analyst Okay. Then maybe for Adrian, he mentioned a few times that you are monetizing Testim as a mature product. Are the cash flows actually positive for that franchise right now? And what might you do if they turn negative? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Jim, maybe you want to just comment on the cash aspects of that and then I will comment (multiple speakers).

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Yes. I think when you look at it, and in particular now that we have the Primera salesforce detailing multiple products, I think the answer is yes, we are still seeing positive gross margin. And certainly believe that with the guidance not changing on Testim as a whole, we would consider the AG and Testim brand that $85 million number for this year. I believe that it is still a profitable brand for us, the franchise of the two. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Again, I think as we referenced in our call, I think the fact that we strategically moved with this product and launched it at the time we did obviously gave us that very important first-mover advantage. And obviously, as we thought, I think when Upsher-Smith launched their product, they launched both their branded and their authorized generic. And we feel the kind of first-mover advantage that that gives us gives us this opportunity over the remainder of this year and into 2015 to leverage in that full access strategy to broaden our access into the broader Tier 1 positioning within the market. Eric Schmidt - Cowen and Company - Analyst Lastly, would you care to share any expectations or thoughts ahead of the September 17 AdCom panel? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Well, I think from our perspective, you recall in the first quarter when we had the challenges within the overall TRT market as it relates to the faster-than-expected to decline we referenced the fact that there are an awful lot of aspects of litigation, etc., that had caused that decline and that we would be pleased if there was the opportunity to obviously have a fuller review of the TRT space. So we are very pleased that that AdCom is taking place. Clearly, we, amongst an industry group, are participating in that and we look forward to putting a balanced view in relation to what we see. Not just on some of the negative aspects that have been public over the course of the last six months or so, but also the very positive impact of the TRT treatment. So that's all I want to say at this particular point in time. We are looking forward to that meeting and, meanwhile, we have been encouraged to see that the FDA have continued to approve products in this space as well. Eric Schmidt - Cowen and Company - Analyst Thank you. Operator Gary Nachman, Goldman Sachs. Gary Nachman - Goldman Sachs - Analyst Good morning. Adrian, on Xiaflex in Peyronie's you mentioned 1,100 physicians that are REMS certified. What percentage of those are actually treating patients currently? Maybe tell us what some of the feedback has been on the results in these patients; have they come back for multiple treatments? Then the 1,400 or so vials shipped in June, any reason to think that that won't be sequential growth on that going forward? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Certainly, I think if one looks broadly at the patient base I think, just to pick up on one of your questions, it's still relatively early for us to give kind of a precise average number of the vials that our patients are actually receiving. We know that the patients are progressing into cycles two and three and four, but really as it relates to getting a very good feel for how that is going to average out, we have always said that that will be a better feel in the third and fourth quarter of this year. As it relates to the total -- the kind of run rates of vials, etc., obviously the chart that we showed as it relates to what we saw in June we were very, very pleased with the doubling of vials in June versus May. And obviously I think the systems that we have in place and certainly the Auxilium Advantage program gives us a kind of a broad opportunity of being able to track patients over the course of time. So those patients who indeed had treatments that were initiated in the kind of April time frame, whilst we can't be too precise at this particular point in time, we are tracking those in relation to the time between cycles and obviously when they complete treatment. From a broader overall perspective, I think the number that we are particularly pleased with is the total number of patients that we've seen treated to date. As we have said, if you average out and just use kind of average numbers of five or six vials per patient and you just look at the patients we currently have to the end of the year, it kind of demonstrates the potential for this product moving forward. Gary Nachman - Goldman Sachs - Analyst On the physicians, how concentrated is the use right now? You seem to have a lot certified, but are people actually jumping in and are comfortable doing the treatment? Or they waiting to see more experience out there from their colleagues? Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing This is Mark Glickman. About 40% of the REMS-enrolled physicians have already injected and, quite honestly, we don't hear of anyone waiting. I think it's a matter of getting into the Auxilium Advantage program, going through the process, having the patient cleared for benefits, and starting the process, so I don't think we would have too many physicians on the sidelines. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think one of the things that we -- it's an interesting challenge really, because we have obviously been very focused on developing this kind of beachhead of users. Particularly with the very experienced users that form the base of our initial targets, the biggest challenge that we have had, as I've mentioned I think, is holding back physicians. So as we have now accelerated our Phase 2 part of our plan and that has led to a broader number of physicians being REMS-certified and a lot of that is being driven by the demand and interest in the kind of feedback they are getting from current injectors. So I think that gives it a level of encouragement. I think what we see happening in that broader group is that they will start to use the products, and obviously gain confidence and experience with it over the course of time, and that speaks again to the potential opportunity. So as we said, we remain optimistic and certainly encouraged with the projections to date, and most certainly I think the momentum that we have seen has exceeded our expectations. Gary Nachman - Goldman Sachs - Analyst Okay, and then on Stendra, how optimistic are you that you can get the 15-minute onset claim? If you do, would that be a trigger to do greater, more extensive DTC? Then talk about some of your other plans to accelerate growth after Rxes have flattened a bit. You talked about some initiative, so maybe just expand on that. Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I mean, clearly as it relates to the 15-minute claim, I think we have referenced that as being a very exciting possibility in the event that we do get approval for that, because I think no one else has that particular claim at this point in time. So I think there have been ongoing dialogue and active dialogue with the FDA, but clearly we have the PDUFA date in September. And I would say that things are progressing nicely against that PDUFA date at this particular point in time.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Clearly, with the kind of slowing down in market share evolution that I referred to in our script I think we remain very encouraged by the kind of depth of use we are starting to see in some of our prescriber base that gets to the aspect of TRX growth. Investment decisions and the kind of aspects related to that that we might make with the 15-minute claim in the event that we get approval for that I think clearly will be dictated by the platform of use and evolution we see at that particular point in time. As I have mentioned, I think we do see this as being a very nice opportunity in a very large market with a product that has a very distinct product profile. So we are looking at all different investment scenarios just to make sure that we fully leverage and maximize on that product moving forward. And where there some other points you wanted to make or --? Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing Just we are already continuing to adapt our targeting and our offerings on the coupon to get ready to grow Stendra now to get ready for that launch date. So we are already taking action to increase the margin that we hope to start to see some uptake here in July. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Yes, yes. Again, we remain very optimistic with Stendra and we are looking forward to hopefully moving towards that 15-minute claim. Gary Nachman - Goldman Sachs - Analyst Okay, thank you. Operator Annabel Samimy, Stifel. Annabel Samimy - Stifel Nicolaus - Analyst Thanks for taking my question. I have several. First, on Xiaflex. You had a really nice jump between May and June, vials that were shipped. To what extent is there any of that -- is this any stocking on the physician's part and what kind of pull through are you seeing of those vials in terms of usage? Then in terms of the timing of Peyronie's growth, you mentioned that you are right now targeting 5,000 to 6,000 patients who are getting procedures. What is the timing of taking it to the next level to start reaching those patients who are diagnosed but not treating at this point? Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think on the latter point, one of the earlier questions was in relation to do we have any kind of a feel as to what physicians are starting to use the products and where they fit within the overall spectrum. Also, I think related to that, do we have any kind of feel as to whether or not the proportion of patients that we have seen treated to date are the patients that fall predominately within that kind of surgery or verapamil injection sector. We're not seeing that. Clearly we are picking up a significant proportion of those, but we are seeing the utility of this product being on a much wider feel at this particular point in time. So I think -- and again it's not -- it's difficult to be too precise on that. It's too early; it's a long cycle for us to get that granular information. But the slide that we show which talks about the commercial opportunity and moving beyond obviously those aspects of the people who have surgeries and verapamil injection, we already see that we are getting patients in those categories and we see that as being a very nice opportunity moving forward. On the first point --. Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. As far as the stock in question, of vast majority of those vials that were shipped was through our specialty distributor. And those are specific patient shipments, so there really is no stock at all in these numbers. These are all shipped, for the most part, with patients. Again, specialty pharmacy will not ship those vials until there is a patient and appointment approved and set up. So vast majority of those are patient-specific. Annabel Samimy - Stifel Nicolaus - Analyst Okay, great. If I can ask some questions regarding Testim -- I'm sorry, Testopel rather. Since I guess some of the changes in the testosterone gel space with launching of AGs are you seeing any need for step edits or are there any kind of prior authorizations that you need for Testopel? Then, regarding the underlying growth, you mentioned that on a quarterly basis it's averaging about 18 versus about 21 before. Do you have a sense of what the underlying growth is? It was growing quite nicely in the double digits before and I guess I'm trying to understand where you see it going forward. Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO I think on the latter point -- I will ask Mark to address the first point. On the latter point, clearly we have tracked the overall kind of decline rates in the overall TRT gel market and the metrics overall in the TRT space. And also within the non-gel market. The surrogate that we kind of use for implantables is indeed the injectable proportion of the market. We're still seeing growth in that segment of the market and that gives us the encouragement with Testopel. As we mentioned within the overall script, I think the kind of revenue kind of impact that we saw in the second quarter on Testopel was predominantly driven by the kind of buy in we saw ahead of the price increase on April 1. Also, I think it takes time for the price books to reset within the overall by-and-build process and that has probably been delayed a little bit more than we thought, although we are seeing some very encouraging signs in that area. Those of the key aspects of that. But also I think, whilst it is difficult to be too precise, there's no doubt that the overall kind of noise levels within the overall TRT space may be having an influence as well. Although all the feedback we get from the urologist points to the fact that they remain very committed to continued treatment of TRT. Mark? Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing Going to the first point on prior auths, we have seen an increase in prior auths throughout the testosterone replacement market overall. I wouldn't say at this point on those prior auths that Testopel has been in any way signaled out from what's going on in the rest of the replacement market. For example, additional blood tests before starting a gel of testosterone replacement is the gel market and in the Testopel market as well. So nothing specific to Testopel, but we are overall seeing more prior auths in the market. Annabel Samimy - Stifel Nicolaus - Analyst Okay, great. Thank you. Operator Joseph Schwartz, Leerink Partners. Joseph Schwartz - Leerink Partners - Analyst Great, thanks very much. I was wondering if you could talk a little bit about the contracting side of things for Stendra. How aggressive have you been there or passive for that matter?

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. I noticed that it was excluded from the Express Scripts formulary. Have you been allowing this product to basically sell itself based on its own merits and waiting until a later date, perhaps after your label expansion, to contract more aggressively to move scripts? What is your strategy with regard to this important influencer of uptake? Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thanks for the question. I think obviously, for competitive reasons, we won't get into specifics around this area and obviously we make commentary when we launched Stendra as to what our overall kind of pricing dynamics were within this market. What I would ask Mark to do is to comment on some of the kind of differences within this market that you would typically see in some of the other chronic disease areas. And I would also like him to make a specific comment in relation to the Express Scripts point that you raised as well. Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing Sure. To answer your question, we are always involved with the managed care plans, but this market does behave differently in that there is a significantly higher level of cash pay in this market than we see in any other market. Almost 2.5 times the amount of cash than is in other typical markets. So while we are picking our battles as far as managed care plans, I wouldn't say we are going out with blanket offers at this point with a lot of our business right now being dependent on coupons and just kind of parity with the other players. Specific to ESI, while we are on the 2015 exclusion lists -- we do continue to work with ESI, but I think it's important to note that that is their national formulary, approximately 14% of their lives, but we have had success with one of their largest contract bid customers in securing an exclusive Tier 2 deal. So that is with an ESI customer. We are still working very closely with ESI. We are still working closely with their underlying customers and we will continue to make smart decisions for contracting where we can. Joseph Schwartz - Leerink Partners - Analyst Okay, that's helpful color, thanks. Then one quick one on Xiaflex. How many vials are Peyronie's patients getting on average? Then the number of patients that are signed up for Auxilium Advantage is bumping up against the targeting numbers that you gave that gets invasive or surgery each year. Can you tell us at what point do you want to expand your purview there? How are you thinking about broadening the targeting, at what point? Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Yes, I think a number of points to reiterate there. As we said, when we launched Xiaflex in Peyronie's we wanted to have this very focused, disciplined approach, and obviously this focus to that group who were obviously earmarked for surgery or we are getting verapamil injection. What we have seen is that the kind of utility of the product has been much broader than that. We do not see that this is -- that the business that we've seen today, and most certainly the very nice vial uptake we've seen, is not focused predominately on that group. We see this as being a situation where we are starting to really go into that expanded category that we have seen, so we feel that there is still significant business to get from that group of physicians and patients, but we are very encouraged by the vial uptake we are seeing in a broader position and patient base. As I have also mentioned, clearly I think we want to try and get a good feel for the average number of vials that a patient is actually getting, the kind of natural world. As you well know, in our Phase 3 trials 90% of patients got six or more vials and I think -- but we think it's going to be probably towards the end of the third quarter into the fourth quarter before we get a precise number, though things seem to be averaging out, as it takes time for patients to move through those cycles. I think we will get a much better feel for that at that particular point in time. Meanwhile, I think the uptake that we have seen and the evolution from April to May, and in particular, June we find very encouraging. It most certainly is exceeding our expectation and is not, is not reflective of just patients going from a very precise category. We have already moved from Phase 1 into that broader Phase 2 category as a result of demand and interest levels.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Joseph Schwartz - Leerink Partners - Analyst Great, thank you. Operator Mario Corso, Mizuho. Mario Corso - Mizuho Securities - Analyst Good morning, thanks for taking my questions. Just a couple of things I wanted to expand upon. In terms of Testim, for the second half of the year obviously a lot of moving parts there with the AG and the brand. I'm just wondering how you see that total Testim trajectory in the next couple of quarters. I guess within the context of your prior guidance of less than $85 million for the year and when you think about your total revenue guidance for the year, are you within that? Are you seeing Testim going down and maybe Peyronie's going up? Then on Peyronie's disease, are you seeing any plans limit use in any way, whether it's number of injections or evidence of benefit before continued use? Then, finally, on the SG&A side, where are you finding those savings and is that impacting potential DTC timing for 2014 versus 2015? Thanks very much. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO Thank you, a lot of questions there. Appreciate those. On Testim, as we have said, we took steps after the first quarter to -- although we don't give specific revenue breakdown by all our individual products, we have reiterated our guidance range for the overall year on total revenues. We did mention that we had anticipated that revenues would be below $85 million for the year. We've not change that kind of perspective. As it relates to our proactive strategic kind of rollout of the authorized generic, we have been encouraged by the early impact of the authorized generic and the firstmover advantage that comes with that. In particular, one of the dynamics and metrics that we have looked at is the proportion of plans that cover authorized generics in Tier 1 status. That particular metric where we saw 10% of our switches coming from other injectables and brands I think we find that being an important metric, which finds a reiteration of the fact that we anticipate revenues of Testim being below $85 million. We still stick with that at this particular point in time. We see no reason to change that. On Peyronie's disease, I think just a question there; again, just remind me. Mario Corso - Mizuho Securities - Analyst Are any plans limiting the number of use either by vials or by evidence of benefit? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO At this point you see that of the 53% that we have made decision, 93% have been approved so there's been a small percentage that have, on first pass, been rejected. We do have an appeals process and many of the appeals have been successful. As far as vial limits, I'm not aware of any vial limits that have been put in place for any of the plans. But we are seeing a very high percentage, continue to see a very high percentage of patients approved and in line with that 93%.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing Some plans certainly do require that they -- after a first cycle they get approval for a second cycle, so that does happen. Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO Correct. And, again, we haven't seen any indication that the second cycle has been affected at all. And with respect to the change in the expense guidance, so I think that's kind of normal operating business at Auxilium. Every year we put together plans and as the year goes by, depending on how things are moving, we sometimes will cut back a little bit on our spending. We are obviously getting closer to the end of the year, so we know we are firming up our plans better at this point in time. So I think that it is the prudent thing for us to do and I think, with respect to life after QLT merger, I think that gives us some interesting options and opportunities to look at the DTC if that is a place where we want to spend some of the cash. Operator Difei Yang, R.F. Lafferty. Difei Yang - R.F. Lafferty Co. - Analyst Morning, thanks for taking my question. Just a quick one with regards to just that film gel market. So we were a bit surprised when ESI put 1% testosterone gel on the exclusion list for the upcoming 2015. Do you have any comments to share in how that might change the market dynamics? Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing This is Mark. From our perspective, as you are probably aware, Testim wasn't covered on the ESI national formulary. So, again, that 14% of lives at a national would not have at this point exposure to the authorized generic. But again, and I want to stress more so here with Testim, many of the underlying plans and states that are part of ESI have actually already put the authorized generic in the first tier. Several of the states have already. So that actual listing on the ESI exclusion list for the gel really has no bearing on where we have projected the AG to go or the access we have for the AG. Again, it is a small percent of overall lives and quite a few of the states that make up ESI plans have already been forced to put Tier 1 AG in place. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO That was a very important part of our proactive strategic kind of move with the authorized generic. As mentioned already, it was a first-mover advantage, but clearly I think the core principle behind that was to get a full access strategy which provides the opportunity to get on to a much higher proportion of the managed-care plans at the Tier 1 status. And we have been very encouraged by the uptake of the plans in that arena. So, again, it was strategic, proactive, and with a bigger picture in mind, which we are leveraging at this point in time. Difei Yang - R.F. Lafferty Co. - Analyst Thank you. Operator David Friedman, Morgan Stanley.

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. David Friedman - Morgan Stanley - Analyst Thanks for taking the question. I am wondering if you could review just the accounting of the Prasco generic in terms of what exactly you will be booking and how any transfer payments occur. Then also, just in terms of your cash balance, how comfortable are you with where cash balance is right now and how does that factor in at all to any debt covenants that you have? Mark Glickman - Auxilium Pharmaceuticals, Inc. - EVP, Sales & Marketing First on the Prasco accounting; again, we basically manufacture the authorized generic through our third-party manufacturing company. We ship it to Prasco labeled as testosterone 1% gel. We make a small markup at the time that we sell a lot of product to Prasco. Prasco then will sell the product into their customers, the pharmaceuticals -- pharmacies throughout the United States. And at the end of each quarter they do an accounting for, basically, the net distributable profit, which is basically their revenues less the costs associated with the product and royalties, things like that. And then we have a profit split at a certain percentage. So based on that profit split, that's where we will book our revenues for the Testim authorized generic. With respect to your question on the cash situation, we have just about $45 million in cash and I think at this point there's nothing within our term loan debt covenants that requires us to maintain a balance. Obviously we feel comfortable that we can meet our interest payments and amortization schedule of those loans and should be able to move on. Clearly, one of the benefits that we see in the QLT merger is the fact that they do have a substantial cash balance and so I think that is certainly something that will address what we recognized last quarter was a cash balance that started to have a cash overhang prior to the announcement of the QLT transaction. David Friedman - Morgan Stanley - Analyst Then, sorry, just to be clear; in terms of what the profit split that comes from Prasco, will you recognize that as Testim revenue or is that going to be like contract revenue? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO If you see on our press release today, David, we basically break Testim into two pieces: it's Testim the branded product and Testim authorized generic. So the sale of the units to Prasco, as well as that profit split, gets shown in that revenue number. That's where we do the accounting. David Friedman - Morgan Stanley - Analyst Okay, so you will keep recording that line going forward? Jim Fickenscher - Auxilium Pharmaceuticals, Inc. - CFO That's correct. David Friedman - Morgan Stanley - Analyst Thanks. Adrian Adams - Auxilium Pharmaceuticals, Inc. - President & CEO

AUGUST 07, 2014 / 12:30PM GMT, AUXL - Q2 2014 Auxilium Pharmaceuticals Inc Earnings Call 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Thank you, David. I would like to thank, everybody, for joining us this morning. We most certainly look forward to updating you on our progress against corporate milestones and general performance on an ongoing basis. Thank you so much and have a great day. Thank you. Operator Thank you. Ladies and gentlemen, that concludes your conference call for today. You may now disconnect. Thank you for joining and enjoy the rest of your day. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forwardlooking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. © 2014 Thomson Reuters. All Rights Reserved.